s

                                  THE MERGERS
BACKGROUND OF THE MERGERS

    KCPL and UCU share the view that the energy industry has entered an era of inevitable, accelerating change that will have a significant impact on the future competitive position of utility based energy companies and their ability to maintain and increase earnings. More than ever, the industry is being transformed by technological advances, consumer demand and legislative and regulatory reforms which are leading to greater competition in a once monopolistic industry.

    Both KCPL and UCU believe that these changes are leading to fundamental changes in the nature of energy related businesses. As a result, public utility companies face increased business risks and limits to their ability to grow earnings through rate base increases and are, therefore, pursuing various business combinations in order to reduce risk and create new avenues and opportunities for earnings growth. Accordingly, public utilities have invested and, KCPL and UCU believe, will continue to invest in non-regulated businesses within the energy sector and in businesses complementary to their traditional business. In response to intensified competition, public utilities have sought and, KCPL and UCU believe, will continue to seek opportunities to create efficiencies and control future costs through consolidation. Efficiency and the ability to respond quickly to the needs of the market will be rewarded. KCPL and UCU each share the view that only efficient, low-cost suppliers of energy that pursue reforms in the regulatory and legislative arenas will be able to compete successfully in a changing marketplace.

    Recognizing this trend, KCPL and UCU each have separately studied strategic options and opportunities and have from time to time over the last several years participated in preliminary discussions with other utility and energy companies regarding possible strategic business combinations. In October 1993, KCPL and UCU executives and their respective advisors participated in a number of meetings regarding a business combination involving the two companies. After an exchange and review of confidential data, the two companies mutually agreed to cease consideration of a business combination at that time.

    In June 1994, KCPL and Western Resources also exchanged confidential information in connection with preliminary discussions regarding a possible business combination. Upon review of such confidential information, in August 1994, KCPL advised Western Resources that KCPL was not interested in pursuing a business combination with Western Resources. Although Western Resources indicated a continuing interest in pursuing a business combination with KCPL from late 1994 through early 1996, KCPL reaffirmed to Western Resources the conclusion of its analysis that a combination with Western Resources was not in the best interest of KCPL's shareholders.

    On May 25, 1995 and again on June 6, 1995, A. Drue Jennings, Chairman of the Board, President and Chief Executive Officer of KCPL, Richard C. Green, Jr., Chairman of the Board, President and Chief Executive Officer of UCU, and a representative of DLJ, financial advisor to UCU, met to discuss a new potential joint venture between the two companies involving power operations and maintenance. Further discussions were held by senior operations executives of KCPL and UCU on June 10, 1995.

    KCPL and UCU subsequently each formed teams, which met throughout the summer of 1995, to explore new joint alliances in areas including operations, information technology, marketing and procurement. Pursuant to a confidentiality agreement, dated September 1, 1995, the two companies exchanged confidential information in order to facilitate such discussions and related investigations of each other's business operations in connection therewith.

    The KCPL and UCU teams continued to meet through September, October and November of 1995 and periodically updated their respective Chief Executive Officers regarding their progress in exploring additional potential joint ventures and strategic alliances. The meetings between the respective teams of the two companies as well as discussions between the members of the teams and their respective Chief Executive Officers revealed that the two companies had similar visions and strategic outlooks in a number of areas. As a result of these meetings, both companies continued to discuss the possibility of joint ventures.

    Because of their shared views regarding the accelerating pace of the changes facing the energy industry and, in particular, the convergence of electric and gas supplies into a single energy source giving customers the ability to choose between the two, as well as the unique advantages a combined company would have to expand into additional opportunities in the unregulated sector and additional acquisition opportunities, on October 30, 1995, A. Drue Jennings, Richard C. Green, Jr., Turner White, KCPL Senior Vice President of Retail Services, and Michael D. Bruhn, UCU Vice President of

Corporate Development, met to discuss the general terms of a possible merger of equals transaction. The parties recognized that unique opportunities for growth and certain synergies would be available in a combined company and that additional discussions and due diligence were warranted. At the conclusion of the meeting, each Chief Executive Officer agreed to discuss with his respective Board of Directors at their upcoming regularly scheduled meetings, the concept of such a combination.

    The KCPL Board met on November 7, 1995 and agreed that Mr. Jennings should continue exploratory discussions with UCU. Thereafter, KCPL consulted with Skadden Arps, a law firm that had previously been engaged by KCPL in connection with other matters, and on November 14, 1995, KCPL engaged Merrill Lynch as its financial advisor to advise KCPL with respect to a potential transaction involving KCPL and UCU.

    The UCU Board met on November 9, 1995 and also agreed that Mr. Green should continue preliminary discussions with KCPL. In addition to its regular outside legal counsel of Blackwell Sanders, UCU engaged the law firm of Weil, Gotshal & Manges LLP ("Weil Gotshal") and also retained DLJ as its financial adviser to advise with respect to the potential transaction involving KCPL and UCU.

    On November 10, 1995, Messrs. Jennings, Green, White and Bruhn met with representatives of Skadden Arps and Weil Gotshal to conduct preliminary discussions regarding a merger of equals involving the two companies. On November 18, 1995, the Strategic Planning Committee of the KCPL Board met to discuss the merits of such a business combination between KCPL and UCU in light of KCPL's long-term strategic plans. The committee concluded that the discussion and analysis should continue.

    A meeting of representatives of both companies and their respective financial advisors was held on November 22, 1995 to discuss business, financial and other issues. At that meeting, the companies determined that unique opportunities were present in the proposed business combination and that additional discussions and due diligence should proceed.

    A meeting of representatives of both companies and their respective legal and financial advisors was also held on November 28, 1995 to commence a more detailed examination of the numerous structural, corporate governance, regulatory and other issues relating to the proposed transaction. Also, on November 28, 1995, KCPL and UCU entered into a confidentiality agreement pursuant to which the companies and their representatives provided confidential information to each other in connection with the proposed transaction. Senior management of both companies analyzed financial, operational, regulatory and other legal issues relating to such a possible business combination.

    During December 1995, the chief executive officers of KCPL and UCU met on several occasions to discuss key issues relating to the possible business combination. On December 6, 1995, Ernst & Young was retained by KCPL and UCU to identify and quantify the potential cost savings from synergies available from a merger of KCPL and UCU.

    Through mid-January 1996, representatives of both KCPL and UCU, their counsels and financial advisors held numerous meetings and participated in a number of conference calls to conduct due diligence and discuss and negotiate the terms of a possible business combination pursuant to which the businesses of KCPL and UCU would be merged. These ongoing discussions focused on the structure of the transaction, the conditions to the transaction, the covenants regarding the operations of each company during the period between signing of an agreement and consummation of the transactions contemplated thereby, regulatory matters impacting the combination and possible termination fees.

    At a meeting of the KCPL Board on December 8, 1995, Merrill Lynch representatives reviewed for the KCPL Board preliminary financial data regarding the two companies. Skadden Arps attorneys also described to the KCPL Board its legal responsibilities and fiduciary duties to shareholders in evaluating the proposed transaction. The KCPL Board discussed the rationale for the proposed transaction and authorized management to continue its analysis and discussion.

    At a meeting of the UCU Board on December 9, 1995, DLJ's representatives and officers of UCU described the status of the proposed transaction with KCPL and analyzed preliminary financial data. The UCU Board authorized the executive officers of UCU to continue discussions with representatives of KCPL.

    At a meeting of the KCPL Board on January 5, 1996, the KCPL Board was updated regarding the proposed business combination, including potential strategic benefits of the transaction and the status of negotiations. These potential strategic benefits included the ability of a stronger combined company to operate in a dynamic environment; enhanced opportunities for earnings growth that would create value for shareholders; diversification and, hence, reduction of regulatory risks that would result from the combination; and production and operation cost savings. Merrill Lynch representatives presented a general overview of the various UCU businesses and the methodologies that might be relevant to a financial analysis of a business combination, and Skadden Arps attorneys provided advice regarding relevant regulatory issues, explained the mechanics of the proposed transaction and outlined the terms of the then current draft of the Original Merger Agreement. Pursuant to such agreement, KCPL and UCU would each merge with and into KCU, with KCU surviving in each case (the "Original Merger") and stockholders of KCPL and UCU would each receive common stock of KCU ("KCU Common Stock") in exchange for their shares of KCPL Common Stock and UCU Common Stock, respectively. The KCPL Board concluded unanimously that management and its advisors should continue to pursue, negotiate and evaluate the proposed combination.

    At a meeting of the UCU Board on January 12, 1996, the UCU Board was updated on the merger discussions.

    During their discussion regarding the parties' synergies analysis at the January 5, 1996 meeting of the KCPL Board and the January 19, 1996 meeting of the UCU Board, Ernst & Young emphasized that the estimated net cost savings of approximately $619 million over a 10-year period were all created by or attributable to the proposed merger and did not include other types of savings that might be achieved without a merger. Ernst & Young explained that the projected cost savings reflected the creation of cost reductions or cost avoidance opportunities through the ability to consolidate separate stand-alone operations into a single entity. This consolidation would thus enable duplicative functions and positions to be eliminated, similar corporate activities to be combined, avoided or reduced in scope, external purchases of goods and services to be aggregated, technical skills and capabilities to be optimized and shared and capital expenditures to be avoided. Ernst & Young informed the KCPL Board and the UCU Board that the report was preliminary and that while components of the analysis might change, the joint synergies analysis had indicated estimated savings opportunities in the regulated utility business totalling approximately $619 million net of all anticipated costs to achieve those savings and costs expected to be incurred to consummate the proposed merger. The approximately $619 million of net cost savings were composed of approximately $232 million in labor related cost savings, approximately $128 million of avoidable capital requirements and reductions of approximately $259 million in other non-capital related expenses. The cost savings estimates were developed and quantified by the parties based on the individual facts regarding existing and planned costs for each company, the current mode of operation of each company, the potential organization and operational framework post-merger, the estimated timing to achieve the savings and the interrelationship of these factors and the costs and complexity of savings attainment. See "THE MERGERS -- Synergies from the Mergers," "-- Additional Operational Benefits" and "-- Enhancement of Financial Performance."

    During the week of January 15, 1996, the financial advisors of KCPL and UCU discussed the methodology for determining the appropriate exchange ratios for the Original Merger and negotiated with respect thereto, and late in the evening on January 18, 1996, together with senior officers of KCPL and UCU, agreed to recommend to each company's Board of Directors that each share of KCPL Common Stock would be converted into the right to receive 1.0 share of KCU Common Stock and each share of UCU Common Stock would be converted into the right to receive
1.096 shares of KCU Common Stock.

    Meetings of the KCPL Board and the UCU Board were held on January 19, 1996 to consider and approve the Original Merger. At each company's meeting, its senior management and financial and legal advisors discussed material aspects of the Original Merger and related transactions. At the KCPL Board meeting, Merrill Lynch representatives reviewed for the KCPL Board various financial and other information and delivered its oral opinion to the KCPL Board, which opinion was subsequently confirmed in a written opinion dated as of January 19, 1996, that, as of such date and based upon the assumptions made, matters considered and the limits of review as set forth in such opinion, the exchange ratio of 1.0 share of KCU Common Stock for each share of KCPL Common Stock (the "Original KCPL Exchange Ratio") was fair to the holders of KCPL Common Stock (other than UCU and its affiliates) from a financial point of view. Skadden Arps attorneys summarized recently negotiated terms of the Original Merger Agreement relating to employee benefit issues and the proposed organizational documents of KCU. In addition, the KCPL Board was advised as to the reasonableness of the proposed employment agreements to be entered into at the Effective Time by KCU and each of Messrs. Jennings and Green based on a review of similar agreements entered into in connection with similar transactions in the electric utility industry. After considering and discussing the various presentations at such meeting and at prior meetings as well as the recommendation of KCPL's management, the KCPL Board approved, by a unanimous vote of those directors present, the Original Merger Agreement, the Original Merger and the transactions contemplated thereby and authorized the execution of the Original Merger Agreement.

    At a meeting of the UCU Board on January 19, 1996, the UCU Board was presented with a discussion of the status of the negotiations with KCPL and various details relating to the proposed Original Merger. Representatives of DLJ reviewed for the UCU Board various financial and other information and delivered oral and written opinions that as of such date and subject to the assumptions made, matters considered and limits of the review undertaken, as set forth in such opinions and assuming the Original KCPL Exchange Ratio, the exchange ratio of 1.096 shares of KCU Common Stock for each share of UCU Common Stock (the "Original UCU Exchange Ratio") was fair, from a financial point of view, to holders of UCU Common Stock. Representatives from Blackwell Sanders and Weil Gotshal outlined the terms of the Original Merger Agreement for the UCU Board and advised as to the fiduciary duties of the directors. After considering and discussing the various presentations, the UCU Board approved, by a unanimous vote, the Original Merger Agreement, the Original Merger and the transactions contemplated thereby and authorized the execution of the Original Merger Agreement.

    The Original Merger Agreement and certain related documents were executed on January 19, 1996 following such approval by the KCPL Board and the UCU Board.

    On April 9, 1996, a joint proxy statement/prospectus of KCPL, UCU and KCU relating to the Original Merger was mailed to stockholders of KCPL and UCU. Included in such joint proxy statement/prospectus were notices of annual meetings of stockholders of KCPL and UCU, as the case may be, establishing May 22, 1996 as the date on which both KCPL and UCU would have their annual meetings to consider and vote upon, among other things, the Original Merger and related matters, the election of directors and the ratification of independent auditors.

    On April 14, 1996, Mr. Jennings received a telephone call from Mr. John E. Hayes, Jr., Chairman of the Board and Chief Executive Officer of Western Resources, in which Mr. Hayes informed Mr. Jennings that he was delivering to Mr. Jennings an unsolicited proposal to the KCPL Board pursuant to which Western Resources would acquire all of the outstanding KCPL Common Stock in exchange for shares of common stock, par value $5.00 per share, of Western Resources ("Western Resources Common Stock") valued at $28.00 per share of KCPL Common Stock, subject to adjustment.

    Following such telephone conversation, on April 14, 1996, Mr. Jennings received from Western Resources a letter (the "April 14 Letter") setting forth Western Resources' unsolicited merger proposal. In the letter, Western Resources proposed that KCPL and Western Resources merge in a transaction in which each holder of KCPL Common Stock would receive $28.00 worth of Western Resources Common Stock, subject to a "collar" limiting the amount of Western Resources Common Stock that holders of KCPL Common Stock would receive to no more than
0.985 shares and no less than 0.833 shares of Western Resources Common Stock for each share of KCPL Common Stock. Shortly after delivery of the April 14 Letter, Western Resources publicly announced its unsolicited merger proposal.

    On April 15, 1996, Western Resources filed an application with the State Corporation Commission of the State of Kansas seeking approval of Western Resources' proposed business combination with KCPL and a Petition to Intervene in the Original Merger.

    A meeting of the KCPL Board was held on April 19, 1996 and reconvened on April 21, 1996 to consider Western Resources' proposal. At this meeting, the KCPL Board received presentations concerning Western Resources' proposal from KCPL's management and its financial and legal advisors. Representatives from Skadden Arps advised the KCPL Board with respect to certain legal matters in connection with its consideration of Western Resources' proposal. Representatives from Ernst & Young provided information to the KCPL Board in three areas. First, Ernst & Young provided a summary of the differences in assumptions included in the Ernst & Young synergies report and the synergies study conducted for Western Resources by Deloitte & Touche LLP ("Deloitte & Touche"). Second, Ernst & Young identified the following areas where Western Resources and Deloitte & Touche appeared to have made inaccurate assumptions:
(i) that KCPL employed more persons than they actually do; (ii) that KCPL budgeted more for customer information systems than KCPL actually has; (iii) that the costs of operating KCPL's data center were higher than they actually are; and (iv) that KCPL's level of benefits loading was higher than it actually was. Finally, Ernst & Young noted for the KCPL Board the fact that the group of comparable companies reviewed to develop benchmarks demonstrated wide variances in projected synergies thereby bringing into question whether an average of the group's projected synergies provided an appropriate benchmark from which conclusions could be drawn.

    On April 19, 1996, Merrill Lynch made a presentation to the KCPL Board summarizing Western Resources' business and its proposal contained in the April 14 Letter. The purpose of Merrill Lynch's presentation was to provide information to the KCPL Board regarding Western Resources and its proposal, and accordingly, Merrill Lynch drew no conclusions from its presentation regarding such proposal. The following is a summary of such presentation.

    Merrill Lynch summarized the key financial terms of Western Resources' proposal contained in the April 14 Letter, including the announced price per share of KCPL Common Stock, the operation of the proposed "collar" over a range of prices of the Western Resources Common Stock, the proposed accounting treatment, the synergies claimed by Western Resources, the proposed composition of the board of directors of the combined company, the pro forma share ownership of the combined company, and the implied 1996 annual dividend rate per share of the KCPL Common Stock.

    Using publicly available information, Merrill Lynch presented a profile of Western Resources, including a description of Western Resources' lines of business, a summary of recent financial and operating results, a chronology of significant recent corporate events, and a comparison of the stock price performance of the Western Resources Common Stock to the stock price performance of the KCPL Common Stock, the UCU Common Stock and the S&P Electric Companies Index for the three year and twelve month periods preceding the April 14 Letter. Merrill Lynch also presented excerpts from recent commentaries by research analysts regarding Western Resources, a comparison of research analysts' earnings estimates for Western Resources complied by First Call, Institutional Brokers Estimating Service and Nelsons, respectively, and a comparison of certain financial and operating information and ratios for Western Resources with the corresponding financial and operating information and ratios for a group of publicly traded companies that Merrill Lynch deemed to be reasonably similar to Western Resources.

    Using publicly available research analysts' earnings estimates for Western Resources and KCPL, Merrill Lynch reviewed certain pro forma effects resulting from Western Resources' proposal, including the potential impact to KCPL's projected stand-alone earnings per share, dividends per share and dividend payout ratios, both including and excluding synergies claimed by Western Resources. In addition, Merrill Lynch reviewed certain pro forma effects resulting from Western Resources' proposal and the potential impact to KCPL's projected stand-alone earnings per share and dividend payout ratios, assuming a range of synergies claimed by Western Resources that would be retained by shareholders, a range of potential rate reductions affecting Western Resources on a stand-alone basis, and a range of aggregate synergies.

    Using publicly available information, Merrill Lynch reviewed certain financial information and ratios claimed or implied by Western Resources' proposal and compared such information and ratios with the corresponding financial information and ratios for a number of recent combinations of utility companies, including the terms of the Original Merger with UCU. Since the analyses described above were prepared by Merrill Lynch prior to the recommendation made by the Citizens Utility Ratepayer Board to reduce Western Resources' rates by $87 million per year and the recommendation made by the staff of the Kansas Commission (as defined herein) to reduce Western Resources' rates by $105 million per year, such analyses did not include an evaluation of the significant negative cash flow impact of such rate reductions on Western Resources and the negative effect such rate reductions would have on Western Resources' ability to maintain its proposed dividend levels and credit quality. In view of the foregoing, the KCPL Board is no longer relying on such Merrill Lynch analyses presented at the KCPL Board's April 19, 1996 meeting.

    On April 21, the KCPL Board, based upon the presentations given, the advice received and the considerations discussed at such meeting of the KCPL Board, determined that further exploration of the Western Resources proposal was not in the best interests of KCPL, its shareholders, its employees and its customers. Also on such date, the KCPL Board reaffirmed its approval of the Original Merger with UCU.

    On April 22, 1996, Mr. Jennings delivered to Mr. Hayes a letter stating that the KCPL Board had rejected Western Resources' proposal. Mr. Jennings also telephoned Mr. Hayes to inform him of the decision of the KCPL Board.

    On April 22, 1996, Western Resources announced that it intended to commence an unsolicited exchange offer, and that it had filed preliminary proxy materials for use in soliciting proxies from holders of KCPL Common Stock in opposition to the approval and adoption of the Original Merger, the Original Merger Agreement and the transactions contemplated thereby. On the same day, Western Resources filed a Registration Statement on Form S-4 (the "Western Resources Form S-4") with the SEC which described a proposed offer to exchange Western Resources Common Stock for all of the outstanding shares of KCPL Common Stock. Pursuant to a preliminary prospectus included in the Western Resources Form S-4 (the "Western Resources Preliminary Prospectus"), Western Resources proposed to offer, upon the terms and subject to the conditions set forth in the Western Resources Preliminary Prospectus and in a related Letter of Transmittal (together, the "Proposed Western Resources Offer"), to exchange less than a full share of Western Resources Common Stock for each outstanding share of KCPL Common Stock validly tendered on or prior to the "Expiration Date" (as defined in the Western Resources Preliminary Prospectus) of the Proposed Western Resources Offer and not properly withdrawn. As initially filed with the SEC, each such share would be entitled to receive a fraction of a share of Western Resources Common Stock equal to the "Western Resources Exchange Ratio," defined as the quotient (rounded to the nearest 1/100,000) determined by dividing $28.00 by the average of the high and low sales prices of the Western Resources Common Stock (as reported on the NYSE Composite Transactions reporting system as published in the Wall Street Journal or, if not published therein, in another authoritative source) on each of the twenty consecutive trading days ending with the second trading day immediately preceding the Expiration Date; provided, that the Western Resources Exchange Ratio would not be less than 0.833 nor greater than 0.985.

    According to the Western Resources Preliminary Prospectus, Western Resources intends, as soon as practicable after consummation of the Proposed Western Resources Offer, to seek to merge KCPL with and into itself pursuant to applicable law (the "Proposed Western Resources Merger").

    The Proposed Western Resources Offer is subject to numerous conditions. The Proposed Western Resources Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the Expiration Date a number of shares of KCPL Common Stock which will constitute at least ninety percent of the total number of outstanding shares of KCPL Common Stock on a fully diluted basis (as though all options or other securities convertible into or exchangeable for shares had been so converted, exercised or exchanged) as of the date the shares are accepted for exchange by Western Resources pursuant to the Proposed Western Resources Offer, (ii) approval of the issuance of shares of Western Resources Common Stock pursuant to the Proposed Western Resources Offer and the Proposed Western Resources Merger and approval of an amendment to the Western Resources articles of incorporation to increase the number of shares of Western Resources Common Stock authorized for issuance by the holders, voting as a single class, of a majority of the shares of Western Resources Common Stock and Western Resources preferred stock outstanding on the applicable record date and approval of the Proposed Western Resources Merger by the holders, voting as a single class, of a majority of the Western Resources preferred stock, (iii) Western Resources being satisfied, in its sole discretion, that the provisions of Section 351.407 of the MGBCL are inapplicable to Western Resources and the transactions contemplated by the Proposed Western Resources Offer or full voting rights for all shares to be acquired by Western Resources pursuant to the Proposed Western Resources Offer having been approved by the shareholders of KCPL pursuant to such statute, (iv) Western Resources being satisfied, in its sole discretion, that the provisions of Section 351.459 of the MGBCL will not prohibit for any period of time the consummation of the Proposed Western Resources Merger or any other "Business Combination" (as defined in such statute) involving KCPL and Western Resources or any subsidiary of Western Resources, (v) the shareholders of KCPL not having approved the Original Merger Agreement, (vi) all regulatory approvals required to consummate the Proposed Western Resources Offer and the Proposed Western Resources Merger having been obtained and remaining in full force and effect, all statutory waiting periods in respect thereof having expired and no such approval containing any conditions or restrictions which the Western Resources board of directors reasonably determines in good faith will have or reasonably could be expected to have a material adverse effect on Western Resources, KCPL and their respective subsidiaries taken as a whole, (vii) the receipt by Western Resources of a letter from its independent public accountants stating that the Proposed Western Resources Merger will qualify as a pooling of interests transaction under generally accepted accounting principles and applicable SEC regulations, (viii) Western Resources being satisfied, in its sole discretion, that it will be able to consummate the Proposed Western Resources Merger as a "short-form" merger pursuant to the provisions of Section 351.447 of the MGBCL and Section 17-6703 of the Kansas General Corporation Code immediately after consummation of the Proposed Western Resources Offer and (ix) all outstanding shares of KCPL Preferred Stock having been redeemed.

    On May 3, 1996, Western Resources commenced soliciting proxies of KCPL shareholders in opposition to the Original Merger.

    On May 6, 1996, KCPL and UCU announced that they would recommend an annual dividend of $1.85 per common share for KCU. Also on May 6, 1996, Western Resources announced that it had increased the lower limit of the "collar" in the Proposed Western Resources Offer. According to Western Resources, the minimum number of shares of Western Resources Common Stock that KCPL shareholders would receive for each share of KCPL Common Stock if the Proposed Western Resources Offer is consummated would be changed from 0.833 to 0.91. The maximum number was not changed.

    On May 9, 1996, the KCPL Board met in order to review the status of the Original Merger and the Proposed Western Resources Offer. At such meeting, the KCPL Board received presentations from its management and financial and legal advisors regarding recent developments and the financial and legal terms of the Proposed Western Resources Offer, including the May 6, 1996 change in the "collar." In addition, representatives from the Palmer Bellevue practice of Coopers & Lybrand Consulting ("CLC"), which had been retained by KCPL shortly after the announcement of the Proposed Western Resources

Offer, were present. CLC reviewed with the KCPL Board the synergies analysis undertaken on behalf of Western Resources in connection with the Proposed Western Resources Offer. This review was based on publicly available information. Their review concluded that the study conducted on behalf of Western Resources by Deloitte & Touche appeared to contain certain flaws which result in overestimates of the savings expected to be realized. Such flaws identified were: (a) the application of a discount on materials procurement that assumes similarities and commonalities in plant that do not exist; (b) the use of a labor benefits loading of 34% rather than the actual KCPL benefits loading which averages 26%; (c) the assumption that layoffs will not be required for headcount reductions estimated to be 36% greater in the proposed combination of KCPL and Western Resources than in other recent utility mergers; (d) the assumption that 100% of headcount reductions will be available as of January 1, 1998, a time virtually at the anticipated time of closing a business combination with Western Resources; and (e) the use of a 4.3% labor inflation rate in contrast to relatively contemporaneous Deloitte & Touche utility synergy studies which assumes a 3.5% labor inflation rate. Additionally, they reviewed the study conducted by Ernst & Young relative to likely savings related to synergies resulting from the proposed Original Merger. They concluded that the study was conservative in its assumptions, well documented and professional in its methodology. There was no report issued by CLC related to these conclusions.

    During the period beginning on May 10, 1996 and ending on May 19, 1996, various meetings were held between executives of KCPL and UCU to discuss a possible change in the exchange ratios in the Original Merger, certain changes in the structure of the Original Merger and other possible changes to the terms of the Original Merger. During the course of such meetings, representatives of UCU indicated that UCU would consider a change in the Original UCU Exchange Ratio, but any such change would be conditioned upon a change in the structure of the transaction to the form set forth in the Merger Agreement. On May 18, 1996, representatives of KCPL and UCU agreed to recommend to their respective Boards of Directors the Exchange Ratio of one share of KCPL Common Stock for each share of UCU Common Stock and the structure set forth in the Merger Agreement and described in this Joint Proxy Statement/Prospectus, subject to the approvals of the KCPL Board and the UCU Board.

    On May 19, 1996, the UCU Board met to consider and approve the Merger Agreement. At such meeting, UCU's senior management and financial and legal advisors summarized the proposed merger. Also at such meeting, representatives of DLJ reviewed for the UCU Board various financial and other information and delivered an oral opinion that as of such date and subject to the assumptions made, matters considered and limits of the review undertaken, as set forth in such opinion, the Exchange Ratio was fair, from a financial point of view, to holders of UCU Common Stock. UCU's legal advisors noted that the structure of the merger had been modified to provide for the merger of UCU with a wholly-owned subsidiary of KCPL following which UCU stockholders would receive one share of KCPL Common Stock for each share of UCU Common Stock. Thereafter, UCU would be merged into KCPL and the surviving corporation would be a Missouri corporation to be renamed. It was noted by the legal advisors that the revised structure would require only a majority vote of KCPL's shareholders voting at the meeting, rather than two-thirds vote of the outstanding shares, and that the vote required by UCU would remain the same. The legal advisors further discussed with the UCU Board the differences between Missouri and Delaware law and the articles of incorporation and bylaws proposed for Maxim as compared to those contemplated for the surviving corporation pursuant to the Original Merger Agreement. The UCU Board also discussed the fact that the change in the Original UCU Exchange Ratio was conditioned upon a change in the structure of the transaction to the form set forth in the Merger Agreement. After considering and discussing the various presentations at such meeting, the UCU Board approved the Merger Agreement, the UCU Merger and the transactions contemplated thereby, authorized the execution and delivery of the Merger Agreement and granted the Chairman and Chief Executive Officer of UCU the authority to direct the Secretary of UCU to remove from the agenda of the UCU annual meeting to be held on May 22, 1996 the proposal to approve the Original Merger Agreement. See "THE MERGERS -- Opinion of UCU's Financial Advisor" for a discussion of parts of the presentation made by DLJ to the UCU Board at such meeting.

    On May 20, 1996, the KCPL Board met to consider and approve the Merger Agreement. At such meeting, KCPL's senior management and financial and legal advisors discussed the material aspects of the Mergers. Also at such meeting, Merrill Lynch representatives reviewed for the KCPL Board various financial and other information and delivered its oral opinion to the KCPL Board, which opinion was subsequently confirmed in a written opinion dated as of May 20, 1996, that, as of such date and based upon the assumptions made, matters considered and limits of review as set forth in such opinion, the Exchange Ratio was fair to the holders of KCPL Common Stock (other than UCU and its affiliates) from a financial point of view. Skadden Arps attorneys summarized and discussed (i) the revised deal structure, (ii) the reduction in the percentage of KCPL shareholders required to approve the transaction from two-thirds of the outstanding shares to a majority of a quorum,
(iii) the tax-free structure of the transaction, (iv) the removal of dissenters' right of appraisal and (v) the fact that Maxim would be a Missouri corporation. See "THE MERGERS -- Opinion of KCPL's Financial Advisor" for a discussion of parts of the presentation made by Merrill Lynch to the KCPL Board at such meeting. After considering and discussing the various presentations at such meeting and at prior meetings as well as the recommendation of KCPL's management, the KCPL Board approved the Merger Agreement and the transactions contemplated thereby and directed that the proposals to approve the Original Merger Agreement and related transactions be removed from the agenda of the KCPL annual meeting of shareholders to be held on May 22, 1996.

    The Merger Agreement and certain related documents were executed on May 20, 1996 following such approval by the KCPL Board and the UCU Board, and KCPL and UCU issued the following joint press release:

                         KCPL AND UTILICORP AMEND TERMS
                              OF MERGER AGREEMENT
                    MAY 22 VOTE ON PREVIOUS ACCORD CANCELLED

        KANSAS CITY, Missouri, May 20, 1996 -- Kansas City Power & Light Company (NYSE: KLT) and UtiliCorp United Inc. (NYSE: UCU) announced today that they have entered into an Amended and Restated Agreement and Plan of Merger. Under the revised terms of the merger, a new KCPL subsidiary would be created, and it would be merged into UtiliCorp. UtiliCorp would then be merged with KCPL to form the combined company. Shareholders of UtiliCorp would receive one share in the merged company for each UtiliCorp share held. KCPL shareholders would continue to hold their existing KCPL shares. Other substantive terms of the merger will remain the same. Previously, KCPL holders would have received one share of stock in a new company for each share held, while UtiliCorp shareholders would have received 1.096 shares for each share held.

        The transaction is anticipated to be tax-free for both UtiliCorp and KCPL shareholders and will be accounted for as a pooling of interests. The revised merger agreement was unanimously approved by the boards of directors of both companies.

        The merger of equals will create a diversified energy company with total assets of approximately $6.4 billion and about 2.2 million customers in domestic and international markets.

        The boards of KCPL and UtiliCorp recommend that the initial annualized dividend rate upon completion of the merger be set at $1.85 per share. This compares to UtiliCorp's current dividend of $1.76 per share and KCPL's current divided of $1.56 per share. Each company will continue its current dividend policy until completion of the merger.

        Drue Jennings, Chairman and Chief Executive Officer of KCPL, said, "This revised agreement preserves the significant benefits of the KCPL/UtiliCorp strategic merger for shareholders of both companies and provides shareholders with even greater value. The merger combines the strengths of both companies to form a diversified growth company, fully prepared to compete effectively in the deregulated utility industry. The merger is a friendly combination designed to distribute benefits equitably between shareholders and customers. We are confident it will receive all required regulatory approvals."

        "As we have stated since our first announcement, we believe that our merger will create a truly unique company with a winning growth strategy for the future," said Richard C. Green, Jr., Chairman and Chief Executive Officer of UtiliCorp United. "Both KCPL and UtiliCorp want the opportunity to make that happen. Business is about choices. And, in order to facilitate this merger, we have chosen another tack to ensure the delivery of benefits and value to our key constituents."

        Upon completion of the transaction, the board of KCPL will consist of 18 members: nine from KCPL and nine from UtiliCorp.

        KCPL and UtiliCorp shareholders will vote on the proposed transaction at separate special meetings expected to be held this summer. The Amended Merger Agreement requires an affirmative vote by owners of a majority of the outstanding shares of UtiliCorp. The Agreement also calls for KCPL to issue new shares to complete the merger which will require, under New York Stock Exchange rules, approval by owners of a majority of the KCPL shares voting at a duly called meeting.

        The companies do not expect any interruption in the previously disclosed regulatory-approval process. The two companies plan in the near future to file revised proxy soliciting materials pertaining to the amended agreement with the Securities and Exchange Commission.

        As a result of the revised merger, both KCPL and UtiliCorp have cancelled the shareholder votes on the original merger proposal which were scheduled to be held at each company's annual meeting on May 22, 1996. Both annual meetings will still be held on May 22, 1996 in Kansas City to conduct all non-merger-related business on the agendas.

                                    *  *  *

    Also on May 20, 1996, KCPL commenced litigation against Western Resources and others seeking certain declaratory judgments in connection with the Merger Agreement and the transactions contemplated thereby. See "-- Certain Litigation."

    KCPL's and UCU's directors were elected, and the other matters considered were approved, by each company's respective stockholders at their respective annual meetings on May 22, 1996.

    On June 17, 1996, Western Resources commenced a solicitation of proxies from KCPL shareholders in opposition to the Share Issuance and announced that it was increasing the price in its offer to merge with KCPL to $31.00 of Western Resources Common Stock for each share of KCPL Common Stock, subject to a "collar" pursuant to which each share of KCPL Common Stock would be exchanged for no more than 1.1 and no less than 0.933 shares of Western Resources Common Stock (the "June 17 Announcement").

    Also on June 17, 1996, KCPL issued a press release stating that the KCPL Board will review Western Resources' proposal in due course and advise shareholders of developments as they occur.

    On June 19, 1996, Western Resources amended the terms of the Proposed Western Resources Offer to reflect the increase in price and change in the "collar" announced in the June 17 Announcement.

    Subsequent to June 17, KCPL management contacted individual members of the KCPL Board to review and discuss the June 17 Announcement. A meeting of the KCPL Board was held on June 24, 1996 to consider Western Resources' proposal set forth in the June 17 Announcement. Members of KCPL management provided a background update for the KCPL Board, including a summary of the June 17 Announcement, the terms of which had been discussed with the KCPL Board prior to the meeting. Representatives from Skadden Arps advised the KCPL Board and answered questions with respect to certain legal matters in connection with its consideration of Western Resources' proposal contained in the June 17 Announcement. It was noted that the bases upon which the KCPL Board had previously determined to proceed with the transaction with UCU in light of the Proposed Western Resources Offer had not changed and remained applicable to the Western Resources proposal set forth in the June 17 Announcement. In this connection, KCPL management reviewed and discussed the text of a letter to be sent to Mr. Hayes which would set forth many of the bases for the KCPL Board's conclusions regarding Western Resources' proposal set forth in the June 17 Announcement and which had served as the basis for prior KCPL Board decisions regarding the Proposed Western Resources Offer and the Mergers. A prior draft of such letter had been previously supplied to members of the

KCPL Board for their review. After discussion, the KCPL Board determined that further exploration of the proposal of Western Resources contained in the June 17 Announcement was not in the best interests of KCPL, its shareholders, its employees and its customers and unanimously rejected such proposal. The KCPL Board also reaffirmed its approval of the Mergers and the Merger Agreement. See "-- Background of the Mergers" and "--Reasons for the Mergers; Recommendations of the Board of Directors -- KCPL" for a detailed summary of the bases for all conclusions reached by the KCPL Board with respect to Western Resources' proposal contained in the June 17 Announcement.

    Subsequent to the KCPL Board's decision to reject Western Resources' proposal as set forth in the June 17 Announcement, representatives of KCPL's proxy solicitor and Merrill Lynch joined the meeting of the KCPL Board. The KCPL Board discussed with KCPL management, Merrill Lynch and KCPL's proxy solicitor the conduct of the proxy solicitation on a going forward basis, including potential market reaction to Western Resources' proposal set forth in the June 17 Announcement. KCPL's chief legal officer updated the KCPL Board on pending litigation with Western Resources. At the KCPL Board meeting, Merrill Lynch was not asked by the KCPL Board to consider Western Resources' proposal as set forth in the June 17 Announcement due to the contingencies and uncertainties which the KCPL Board believes are associated with such proposal, the speculative nature of certain assumptions made by Western Resources in such proposal relating to Western Resources' ability to achieve and retain certain estimated aggregate cost savings, the likelihood of substantially greater rate reductions affecting Western Resources in a pending rate proceeding than those assumed by Western Resources and the belief held by the KCPL Board that Western Resources' proposal is not consistent with the strategic objectives of KCPL. See "THE MERGERS -- Reasons for the Mergers; Recommendations of the Board of Directors -- KCPL."

    On June 24, 1996, Mr. Jennings delivered to Mr. Hayes the following letter which contains certain statements of opinion and belief:



                                                                   June 24, 1996



      Mr. John E. Hayes, Jr.
       Chairman of the Board and
        Chief Executive Officer
       Western Resources, Inc.
       818 Kansas Avenue
       Topeka, Kansas 66612



       Dear John:

           The Board of Directors (the "Board") of Kansas City Power & Light Company ("KCPL") has carefully considered the revised proposal of Western Resources, Inc. ("Western") as set forth in your letter of June 17, 1996, and has unanimously voted to reject Western's unsolicited proposal to acquire KCPL. We continue to believe strongly that Western is not an appropriate strategic partner for KCPL and that Western's unsolicited proposal is not in the best interests of our shareholders, nor is it in the best interests of our customers, employees and other constituencies served by KCPL, and we reaffirm our commitment to our business combination with UtiliCorp United Inc. ("UtiliCorp").

           I also want you to understand clearly that our Board has not been, and will not be, influenced by your unsubtle efforts at corporate intimidation. KCPL shareholders will vote on the issuance of KCPL shares required to accomplish the UtiliCorp merger, and the vote will be decided by a majority of all shares present and entitled to vote at the meeting. This is democracy in its purest form. We are fully aware that you would prefer that the UtiliCorp merger be subject to a two-thirds supermajority voting requirement, where a minority of shares could thwart the wishes of a substantial majority. We also fully recognize that your position is designed to further the interests of your own shareholders -- not KCPL's --and any protestations to the contrary will fool no one.

           The following are some of the more significant factors considered by the Board in rejecting Western's revised proposal (including some points which I discussed with you as early as March 1995).

       -WESTERN FACES SIGNIFICANT RATE REDUCTIONS.

           In connection with Western's acquisition of Kansas Gas and Electric Company ("KGE") in 1991, the Kansas Corporation Commission (the "KCC") ordered that all merger savings (over and above an acquisition adjustment that is inapplicable here) should be shared equally between ratepayers and shareholders. But, as you well know, Western has not yet adjusted its rate levels to reflect the savings achieved in the KGE merger. As a result, Western is currently embroiled in rate reduction proceedings before the KCC.

           We believe that the KCC will impose rate reductions on Western far in excess of the $8.7 million per year over seven years that Western has proposed. Western has implicitly admitted that it can afford to reduce its earnings by at least an additional $50 million per year by requesting the KCC's permission to accelerate depreciation on the Wolf Creek plant by that annual amount. Indeed, the staff of the KCC has recommended an immediate rate reduction of $105 million. We believe that the KCC will address Western's overearnings by ordering significant rate reductions and will not permit Western to keep such overearnings.

       -RATE REDUCTIONS IMPERIL WESTERN'S ABILITY TO DELIVER PROMISED DIVIDENDS.

           The implementation of the KCC staff's recommended $105 million rate reduction would have a significant negative impact on Western's cash flow and earnings. If the $105 million rate reduction is implemented, then virtually all of Western's projected earnings for 1998 (as reported in the Western materials distributed to analysts on June 17, 1996, but as adjusted for the rate decrease recommended by the KCC staff) will be required to pay the dividends promised to KCPL shareholders. Even if the KCC orders a rate decrease of only $80 million, approximately three-fourths of the staff's recommendation, over 90% of Western's projected earnings for 1998 could be required to make the promised dividend payments. In light of these facts, the Board does not believe that Western's dividend promises are credible.

       -WESTERN'S  RATE DISPARITY BETWEEN KGE AND KPL ELECTRIC CUSTOMERS AMOUNTS
        TO AT LEAST $171.3 MILLION ANNUALLY.

           There is a significant disparity among the rates charged to your customers. The rates charged to KGE customers were to have been reduced in connection with your acquisition of KGE. However, testimony before the KCC indicates that if the rates charged to KGE customers were reduced to equal the rates charged to KPL customers, Western would suffer a $171 million revenue reduction. Thus, even if the KCC follows the suggestion of its staff and the entire $105 million annual rate reduction is applied to KGE customers, Western would still face a rate disparity of approximately $65 million per year. Given these facts, the Board questions Western's commitment to sharing prospective merger savings with KCPL customers. In addition, the Board believes that Western will have to address the rate disparity by lowering rates for its KGE customers, and the Board does not believe that revenues from KCPL customers should be used to subsidize a rate reduction for KGE customers.

       -RECENTLY,  WESTERN  BEGAN THE  40-YEAR  AMORTIZATION OF  THE ACQUISITION
        PREMIUM FOR KGE OF APPROXIMATELY $20 MILLION ANNUALLY.

           As a result of the KGE acquisition, Western must amortize the $801 million acquisition premium at the rate of approximately $20 million per year over a period of forty years, only a portion of which will be recovered in rates. This significant, ongoing and long-term burden is a liability that the Board does not believe KCPL shareholders and ratepayers should be forced to share.

       -A COMBINATION OF KCPL AND WESTERN WOULD CONCENTRATE RISK.

           A combined KCPL/Western entity would own 94% of the Wolf Creek nuclear plant, concentrating a significant amount of capital and risk in a single asset. The Board believes that it would be preferable to avoid additional concentration of risk in Wolf Creek. In contrast, a KCPL/UtiliCorp entity would own only 47% of Wolf Creek.

       -A  COMBINED KCPL/UTILICORP ENTITY WOULD  BE BETTER POSITIONED TO COMPETE
        IN A DEREGULATED MARKET.

           A merger with UtiliCorp provides KCPL with access to new markets in several states and foreign countries, diversifies KCPL's risks by providing entry into nonregulated energy related businesses, and provides KCPL with the competitive advantages of UtiliCorp's successful brand name, EnergyOne. A merger with Western would provide KCPL with none of these immediate advantages. UtiliCorp is much better positioned than Western to compete in a deregulated utility market.

       -WESTERN'S  SYNERGIES  CLAIMS ARE  UNREALISTIC  AND WESTERN  WILL  NOT BE
        ALLOWED TO RETAIN 70% OF THE SAVINGS RESULTING FROM A MERGER WITH KCPL.

           The Board believes, based on a review of Western's synergies analysis, that Western has significantly overestimated the amount of savings that would result from a KCPL/Western combination. Furthermore, Western's assumption in its KCC filings that it will be allowed to retain 70% of the savings resulting from a merger with KCPL is inconsistent with applicable precedent. The KCC, in its order authorizing the merger of KGE and Western's predecessor, Kansas Power and Light Co., required merger savings (over and above an acquisition adjustment that is inapplicable here) to be shared equally between shareholders and customers. In addition, the staff of the Missouri Public Service Commission, in the pending Union Electric/ CIPSCO merger, is recommending an equal sharing of merger savings between shareholders and customers. As you know, Western will need the approval of both of these regulatory agencies for any merger with KCPL. In light of these precedents, it appears unrealistic to assume that Western will be able to keep 70% of merger savings.

           As a result of the Board's conclusion that Western will not realize its forecasted amount of savings, and the Board's belief that Western will not be able to retain its expected portion of whatever savings it does realize, the Board does not believe that Western's financial forecasts are credible.

       -WESTERN'S "NO LAYOFFS" PROMISE IS NOT CREDIBLE.

           Western has stated that no layoffs would result from its proposal. However, the synergy analysis filed by Western with the KCC stated that 531 employee positions would be eliminated and assumed that all resulting savings would be available by January 1, 1998. In light of Western's admission in its proxy materials that a hostile transaction could not be completed until the end of 1997, the Board does not believe that Western could achieve those 531 "reductions" without laying off KCPL employees.

                                        *  *  *

           The proposed Western transaction would require our shareholders to exchange their KCPL stock, not for cash, but for Western stock. The value of such Western shares is therefore very much at issue. For the reasons stated in this letter, among others, we have significant doubts about Western's business prospects and believe that Western's earnings will not be sufficient to sustain, let alone grow, dividends. Accordingly, we firmly believe that the proposed Western transaction, in which KCPL shareholders would receive shares of Western stock, is not in the best interests of our shareholders and we reject it. Moreover, we have concluded in view of the factors enumerated in this letter and our conclusions regarding the Western proposal and the value of the Western shares, that it would serve no purpose to meet with you.


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           You have made many  promises that we do  not believe Western will  be able to keep. Your dividend promises are contingent on unrealistic earnings forecasts that are undermined by inflated merger savings and the likelihood that the KCC will impose significant rate reductions on Western. Your rate reduction promises ring hollow, because your customers are still waiting for tens of millions of dollars of rate reductions that should have resulted from the acquisition of KGE. Your promise that no employees will be laid off is in conflict with your KCC filings. We do not intend to risk the future of our company and its customers, employees, shareholders and other constituencies on your hollow promises.

           Western faces serious problems relating to the impending rate reduction and rate disparity issues discussed above. These problems need to be resolved by Western's management and Board of Directors, and the consequences of your actions should be borne by your customers and your shareholders alone. Our Board will not permit Western to solve its internal business problems by merging with KCPL.


                                          Sincerely,
                                          /s/ A. Drue Jennings
                                          A. Drue Jennings


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